Mail Stop 3561

December 21, 2007

Christopher J. Nichols, President
Advanced Growing Systems, Inc.
230 North Park Boulevard,
Suite 106,
Grapevine, TX 76051

>   **Re: Advanced Growing Systems, Inc.**
>   **Amendment No. 3 to Form 10-SB**
>   **Filed November 27, 2007**
>   **File No. 0-52572**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Our Growth Strategies, page 9

1. We note your revisions in response to comment 4 in our letter dated October 4, 2007. However, please further revise your growth strategies to indicate more clearly the timeline for and anticipated cost of:
   - expanding existing nurseries and establishing new locations;
   - becoming a wholesale nursery goods supplier; and
   - increasing marketing activity and distribution.

Plan of Operations, page 12

2. Please quantify the growth you refer to at your two new locations in Braselton and Marietta and at your original Alpharetta location.

Executive Compensation, page 19

3. Your Directors Compensation table continues to include the caption "Changes in Pension Value and…" which follows the format set forth in Regulation S-K and

not Regulation S-B. Please revise.

4. We note you revised your Summary Compensation Table to include the current fiscal year ended September 30, 2007. You should similarly update the other disclosure regarding executive compensation, such as Grants of Plan-Based Awards, Outstanding Equity Awards, Director Compensation Table, etc. Please revise.

Interim Consolidated Financial Statements, page F-16

General

5. In light of the significant changes in your stockholders' equity accounts since the end of the most recently completed fiscal year, please provide an analysis of the changes in each caption of stockholders' equity in a note or separate statement. The analysis should be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is presented with all significant reconciling items described by appropriate captions.

Consolidated Statements of Operations, page F-17

6. You reflect a preferred stock dividend of $(608,854) for the three months ended June 30, 2007 while on page F-22 you disclose that the preferred stock dividend was $(351,495) for the same period. It appears the amount reflected on the statement of operations may represent the preferred stock dividend for the three months ended March 31, 2007. Please revise as appropriate.

Consolidated Statements of Cash Flows, page F-18

7. Please tell us what the line item captioned Warrants Issued with Series A Convertible Preferred represents.

Note 4 – Notes Payable, page F-20

8. We reviewed your response to comment 16 in our letter dated October 4, 2007. Please revise your disclosure regarding the valuation of warrants issued in connection with notes payable to include the information provided in your response letter. Similarly revise notes 5 and 6 to explain your valuation of the restricted shares issued to your Chief Financial Officer and the warrants issued in connection with your preferred stock.

Note 6 – Private Placement of Series A Preferred Stock, page F-22

9. We reviewed your response to comment 17 in our letter dated October 4, 2007.
    Please tell us the basis for the method used to estimate the fair value of the
    convertible preferred stock, as it appears to us that your valuation may not reflect
    the full fair value of the preferred stock, but rather, the fair value of the embedded
    conversion feature. Also tell us why it is reasonable that the fair value of the
    preferred stock would be significantly less than the fair value of the common
    stock into which the preferred stock is convertible. Additionally, please consider
    whether further revisions to your computations are necessary in light of the
    following:
    - The denominator in the computation of the effective conversion rate should be
      based on the number of common shares into which the preferred shares are
      convertible, which appears to be 6 million shares, as opposed to 3 million
      shares.
    - Likewise, the total intrinsic value of the beneficial conversion feature should
      be based on the 6 million shares into which the preferred shares appear to be
      convertible multiplied by the per share intrinsic value of the beneficial
      conversion feature.

10. Please revise your disclosure to more clearly and accurately explain your
    accounting for the private placement of preferred stock with warrants. Similarly
    revise your related disclosure on page 27 under the section titled Preferred Stock,
    Attached Warrants and Beneficial Conversion Feature.

***

You may contact Sarah Goldberg at (202) 551-3340, or Robyn Manuel at (202)
551-3823 if you have questions regarding comments on the financial statements and
related matters. Please contact Anita Karu at 202-551-3240, or me at 202-551-3725 with
any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lyle J. Mortensen
        Fax: (817) 416-2535